Exhibit 4.24

Summary of sale and leaseback arrangements entered into by the Group with the subsidiaries of Sino IC Leasing Co., Ltd.

In July 2018, there were four arrangements in consideration of US$306.8 million entered into by the Group with Xinhe Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions have been accounted for a disposal of property, plant and equipment followed with an operating lease.